Draft of June 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)

Seattle Genetics, Inc
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 19th Floor New York, NY 10021 (212) 521-2418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,898,841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,898,841
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,898,841
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 812578102	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 11,898,841
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 11,898,841
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,918,841
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 10 Pages

Julian C. Baker and Felix J. Baker have previously reported their holdings of the Company on a Schedule 13D filed jointly with various other reporting persons. The Schedule stated that the filing persons were parties to a voting agreement and as a result may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), but each reporting person disclaimed beneficial ownership of any securities held by any other reporting person. The reporting persons have now determined to report their beneficial ownership of securities of the Company separately and not together with the other persons with whom they previously filed jointly. Each of the reporting persons continues to disclaim beneficial ownership of any of the securities owned by such other persons.

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Seattle Genetics Inc, a Delaware corporation (the “Company”), whose principal executive offices are located at 21823 30th Drive S.E., Bothell, WA 98021.

Item 2. Identity and Background.

This statement is being filed by Julian C. Baker and Felix J. Baker (each, a “Reporting Person”), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name	Business Address	Present Principal Occupation
Julian C. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)
Felix J. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used to purchase the shares of Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

Page 4 of 10 Pages

Item 4. Purpose of Transaction.

The entities referred to in Item 5 below acquired the shares of Common Stock, Preferred Stock, Warrants, and Options set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Felix J. Baker is a director of the Company.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon conversion of Preferred Stock and shares that maybe acquired upon the exercise of Warrants and Options, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 50,897,744 shares outstanding, according to information received from the Company on June 23, 2006. Such percentage figures are calculated on the basis that the shares of Preferred Stock, Warrants and Options owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock, Warrants and Options are not deemed converted or exercised.

Page 5 of 10 Pages

Name	Number of Shares	Percent of class Outstanding
Baker Bros. Investments, L.P.	340,622	0.6%
Baker Bros. Investments II, L.P.	348,321	0.6%
Baker Biotech Fund I, L.P.	4,278,309	7.4%
Baker Brothers Life Sciences, L.P.	6,384,728	11.0%
14159, L.P.	73,865	0.1%
Baker/Tisch Investments, L.P.	472,996	0.8%
Felix J. Baker	20,000	0.0%
Total	11,918,841	20.5%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The entities noted below are parties to a voting agreement contained in the Investors Rights Agreement referred to in Item 6 below. The parties to the voting agreement may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. The other members of such “group” beneficially own for purposes of Section 13(d) of the Act an aggregate of 9,572,500 shares of Common Stock of the Company. The Reporting Persons disclaim beneficial ownership of such shares held by such other persons, and such shares are excluded from the table above.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. The first three transactions were effected directly from the Company pursuant to a registration statement under the Securities Act of 1933, and the other transactions were effected in the over-the-counter market directly with a broker-dealer. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 6 of 10 Pages

Name	Date	Number of Shares	Transaction	Price/ Share

Baker Biotech Fund I, L.P.	5/24/2006	278,650	Purchase	5.25
Baker Brothers Life Sciences, L.P.	5/24/2006	832,135	Purchase	5.25
14159, L.P.	5/24/2006	18,230	Purchase	5.25
Baker Biotech Fund I, L.P.	6/9/2006	17,817	Purchase	4.11
Baker Brothers Life Sciences, L.P.	6/9/2006	53,921	Purchase	4.11
14159, L.P.	6/9/2006	1,162	Purchase	4.11
Baker Biotech Fund I, L.P.	6/9/2006	460,379	Purchase	4
Baker Brothers Life Sciences, L.P.	6/9/2006	1,393,286	Purchase	4
14159, L.P.	6/9/2006	30,035	Purchase	4
Baker Biotech Fund I, L.P.	6/13/2006	6,110	Purchase	3.9
Baker Brothers Life Sciences, L.P.	6/13/2006	18,491	Purchase	3.9
14159, L.P.	6/13/2006	399	Purchase	3.9
Baker Biotech Fund I, L.P.	6/13/2006	13,066	Purchase	4.0161
Baker Brothers Life Sciences, L.P.	6/13/2006	39,543	Purchase	4.0161
14159, L.P.	6/13/2006	852	Purchase	4.0161
Baker Biotech Fund I, L.P.	6/13/2006	9,649	Purchase	4.0445
Baker Brothers Life Sciences, L.P.	6/13/2006	29,202	Purchase	4.0445
14159, L.P.	6/13/2006	630	Purchase	4.0445
Baker Biotech Fund I, L.P.	6/19/2006	2,102	Purchase	3.9958
Baker Brothers Life Sciences, L.P.	6/19/2006	6,361	Purchase	3.9958
14159, L.P.	6/19/2006	137	Purchase	3.9958
Baker Biotech Fund I, L.P.	6/19/2006	7,793	Purchase	3.9979
Baker Brothers Life Sciences, L.P.	6/19/2006	23,585	Purchase	3.9979
14159, L.P.	6/19/2006	508	Purchase	3.9979
Baker Biotech Fund I, L.P.	6/20/2006	7,074	Purchase	3.9965
Baker Brothers Life Sciences, L.P.	6/20/2006	21,409	Purchase	3.9965
14159, L.P.	6/20/2006	462	Purchase	3.9965
Baker Biotech Fund I, L.P.	6/20/2006	9,043	Purchase	3.9915
Baker Brothers Life Sciences, L.P.	6/20/2006	27,367	Purchase	3.9915
14159, L.P.	6/20/2006	590	Purchase	3.9915
Baker Biotech Fund I, L.P.	6/21/2006	12,220	Purchase	4.0733
Baker Brothers Life Sciences, L.P.	6/21/2006	36,983	Purchase	4.0733
14159, L.P.	6/21/2006	797	Purchase	4.0733
Baker Biotech Fund I, L.P.	6/22/2006	2,722	Purchase	4.061
Baker Brothers Life Sciences, L.P.	6/22/2006	8,239	Purchase	4.061
14159, L.P.	6/22/2006	178	Purchase	4.061
Baker Biotech Fund I, L.P.	6/22/2006	4,958	Purchase	4.0518
Baker Brothers Life Sciences, L.P.	6/22/2006	15,005	Purchase	4.0518
14159, L.P.	6/22/2006	324	Purchase	4.0518

Total		3,391,414

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 12, 2003 the Company entered into the Securities Purchase Agreement (as amended by Amendment No. 1 dated as of May 14, 2003 and Amendment No. 2 dated as of June 2, 2003) (the “SPA”), with J.P. Morgan Partners (BHCA), L.P. and certain of its affiliates (“JPMP”), various entities advised by the Reporting Persons and certain other investors (collectively, the “Series A Investors”). Both the SPA and all exhibits thereto are filed as Exhibit 1 hereto and are incorporated herein in their entirety by reference.

Page 7 of 10 Pages

Pursuant to the SPA, the Company issued in a private placement (a) 1,640,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”) to the Series A Investors, as well as the reservation for issuance of 16,400,000 shares of the Company’s Common Stock upon conversion of the Preferred Stock, and (b) warrants (the “Warrants”) to purchase 2,050,000 shares of the Company’s Common Stock and the reservation for issuance of 2,050,000 shares of the Company’s Common Stock upon the exercise of such Warrants (together, the “Preferred Stock Financing”). The Preferred Stock has the rights, preferences and privileges set forth in the Certificate of Designations of Series A Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware. The purchase price for the Preferred Stock was $25.00 per share. Each share of Preferred Stock is initially convertible into 10 shares of Common Stock at a fixed conversion price of $2.50 per share (subject to adjustment upon the occurrence of certain events, including stock subdivisions, combinations, splits, stock dividends, capital reorganizations, or capital reclassifications of the Common Stock), at such holder’s option at any time after the first anniversary of the closing of the Investors Rights Agreement among the Company, the Reporting Persons and the other investors named therein, dated as of July 8, 2003, a copy of which is filed as Exhibit 2 hereto and is incorporated herein in its entirety by reference (the “Investors Rights Agreement”). The warrants are immediately exercisable at a fixed purchase price of $6.25 per share of Common Stock and expire on December 31, 2011.

Pursuant to the Certificate of Designations of Series A Convertible Preferred Stock and the Investors Rights Agreement, the Series A Investors, voting together as a separate class, have the right to designate two members of the Company’s Board of Directors so long as at least 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing remain outstanding. If between 18.75% and 37.5% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the Series A Investors, voting together as a separate class, have the right to designate one member of the Company’s Board of Directors. If less than 18.75% of the shares of Preferred Stock issued at the closing of the Preferred Stock Financing are outstanding, the rights of the Series A Investors to vote separately for the election of directors shall terminate.

Pursuant to the terms of the Investors Rights Agreement, one director will be designated by JPMP and one director will be designated by the Reporting Persons. The right of JPMP and the Reporting Persons, as applicable, to designate a director terminates if JPMP or the Reporting Persons, as applicable, hold less than 50% of the Preferred Stock (or Common Stock issued upon conversion thereof) purchased by it at the closing of the Preferred Stock Financing. Pursuant to these rights, JPMP designated Srinivas Akkaraju, M.D., Ph.D. as its representative on the Company’s Board of Directors and the Reporting Persons designated Felix J. Baker, Ph.D. as their representative on the Company’s Board of Directors upon the closing of the Preferred Stock Financing. The Series A Investors do not have the right to vote on members of the Company’s Board of Directors other than the nominees they designate.

On March 28, 2006, the Company entered into a Stock Purchase Agreement with Baker Brothers Investments, LLC, on behalf of its affiliated funds, pursuant to which Baker Brothers Life Sciences, L.P., Baker Biotech Fund I, L.P. and 14159, L.P. purchased an aggregate of 1,129,015 shares of Common Stock at $5.25 per share from the Company on May 24, 2006. A copy of the Stock Purchase Agreement is filed as Exhibit 3 hereto and is incorporated herein in its entirety by reference.

Page 8 of 10 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit 1
Securities Purchase Agreement dated as of May 12, 2003, by and among the Company and the Series A Investors (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Company with the Securities and Exchange Commission on May 15, 2003).

Exhibit 2
Investors Rights Agreement dated as of July 8, 2003, by and among the Company and the Investors named therein (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Company with the Securities and Exchange Commission on May 15, 2003).

Exhibit 3
Stock Purchase Agreement dated March 28, 2006 by and among the Company, Baker Brothers Investments, LLC and its affiliated funds (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on March 30, 2006).

Exhibit 4.	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2006

By: /s/ Julian C. Baker_____________
       Julian C. Baker

By: /s/ Felix J. Baker______________
       Felix J. Baker

Page 9 of 10 Pages